April 2, 2000

Securities and Exchange Commission
Washington D. C. 20549

FORM 12b-25
Notification of Late Filing

Form 10-K

For Period Ended December 31, 2000

Part I - Registrant Information

First Dearborn Income Properties L. P.
154 West Hubbard Street, Suite 250
Chicago, Illinois 60610

Part II - Rules 12b-25(b) and (c)

a- The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

Part III - Narrative

Due to a lack of cash available to the company, It has been unable to engage an independent accounting firm to conduct an audit of its financial statements for the year ended December 31, 2000. A request for waiver of audited financial statements was made to the SEC, but that request was denied. The company is continuing to seach for an independent accountant.

Part IV - Other Information

1- Name and telephone number of contact:
Daniel Bartok
708 747-4334

2 - All other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months which have been required, have been filed.